Filed by D.R. Horton, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Forestar Group Inc.

Commission File No: 001-33662

Below is a transcript of a conference call held by D.R. Horton, Inc. (the “Company”) at 8:30 a.m. Eastern Daylight Time on June 5, 2017 regarding the Company’s delivery to the Board of Directors of Forestar Group Inc. (“Forestar”) a proposal whereby the Company would acquire 75% of the currently outstanding shares of Forestar for $16.25 per share in cash.

Corrected Transcript

05-Jun-2017

D.R. Horton, Inc. (DHI)

Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call

Total Pages: 21
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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

CORPORATE PARTICIPANTS

Jessica Hansen	Michael J. Murray
Vice President of Investor Relations, D.R. Horton, Inc.	Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

David V. Auld	Bill W. Wheat
President & Chief Executive Officer, D.R. Horton, Inc.	Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

OTHER PARTICIPANTS

Robert Wetenhall	Nishu Sood
Analyst, RBC Capital Markets LLC	Analyst, Deutsche Bank Securities, Inc.

Mark Weintraub	Michael Jason Rehaut
Analyst, The Buckingham Research Group, Inc.	Analyst, JPMorgan Securities LLC

Stephen East	Jack Micenko
Analyst, Wells Fargo Securities LLC	Analyst, Susquehanna Financial Group LLLP

Alan Ratner	Jay McCanless
Analyst, Zelman & Associates	Analyst, Wedbush Securities, Inc.

Carl E. Reichardt	James P. Finnerty
Analyst, BTIG LLC	Analyst, Citigroup Global Markets, Inc.

Michael Dahl	Will Randow
Analyst, Barclays Capital, Inc.	Analyst, Citigroup Global Markets, Inc.

Stephen Kim	Jade Rahmani
Analyst, Evercore ISI	Analyst, Keefe, Bruyette & Woods, Inc.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

MANAGEMENT DISCUSSION SECTION

Operator: Greetings and welcome to the D.R. Horton conference call to discuss its merger proposal. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Jessica Hansen. Please go ahead.

Jessica Hansen

Vice President of Investor Relations, D.R. Horton, Inc.

Thank you, Kevin, and good morning. Welcome to our call to discuss the merger proposal we’ve submitted to Forestar Group and that we announced in our press release this morning. Please visit investor.drhorton.com/for for a slide deck detailing our proposed transaction.

Before we start, I need to say that today’s call may include comments that constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Although D.R. Horton believes that any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different.

All forward-looking statements are based upon information available to D.R. Horton on the date of this conference call, and D.R. Horton does not undertake any obligation to publicly update or revise any forward-looking statements. Additional information about issues that could lead to material changes in performance is contained in D.R. Horton’s annual report on Form 10-K and on our most recent quarterly report on Form 10-Q both of which are filed with the Securities and Exchange Commission.

This morning’s press release can be found on our website at investor.drhorton.com along with the slide deck detailing the proposed transaction. We will open the call to a question-and-answer session after our prepared remarks and we also encourage anyone with questions after the call to e-mail us at investorrelations@drhorton.com.

Now, I will turn the call over to David Auld, D.R. Horton’s President and CEO.

David V. Auld

President & Chief Executive Officer, D.R. Horton, Inc.

Thank you, Jessica, and good morning. In addition to Jessica, I’m pleased to be joined on this call by Mike Murray, our Executive Vice President and Chief Operating Officer; and Bill Wheat, our Executive Vice President and Chief Financial Officer.

I trust you’ve all seen our press release and we thank you for joining us on short notice to discuss the details of what we believe is a compelling proposal to acquire 75% of Forestar’s outstanding shares for $16.25 per share in cash. This represents a $2 per share or 14% premium to the transaction that they currently have with Starwood Capital and it allows Forestar to continue as a publicly traded company, strategically aligned with the largest homebuilder in the country.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

This alignment creates significant opportunities for growth and meaningful upside value creation for all Forestar shareholders. As background, Forestar is a publicly traded land development company headquartered in Austin, Texas. As of March 31, 2017, Forestar owned interesting 49 residential and mixed use projects in 14 markets across 10 states, representing approximately 9,700 residential lots.

As many of you know, D.R. Horton has been focused on limiting the number and duration of lots that we own. This has improved our returns, but it’s also created tremendous appetite for optioned lots and lots developed by others. We believe that Forestar can help satisfy this demand and become a large national publicly traded land development company.

With a close strategic relationship with D.R. Horton, we think that Forestar would have significant growth potential. We expect Forestar’s management team and, together, we believe we could grow this platform and take advantage of this exciting market opportunity.

Last year, we evaluated and pursued a potential transaction with Forestar, but we were unable to reach mutually acceptable terms. Since then, the Forestar team has made significant progress disposing of non-core assets and on focusing its business. As the Forestar board has agreed to a transaction that would take their company private and there is a stockholder vote scheduled for July 7, we feel it is important to express our interest publicly now to give the Forestar board and its shareholders time to review our proposal.

We believe our proposal is clearly superior and we sent a letter to the Forestar board this morning encouraging them to move promptly to capture this increased value for their shareholders. Simply put, we believe this transaction is mutually beneficial to Forestar and D.R. Horton shareholders. Forestar shareholders will receive a substantial premium over their current transaction and have the opportunity to participate in the upside of the company that is strategically aligned with D.R. Horton, which intends to use its scale, resources and relationships as the largest homebuilder in the U.S. to organically grow Forestar more aggressively than it has grown in the past.

And for D.R. Horton shareholders, our proposal is consistent with our stated long-term strategy of developing strong relationships for land developers across the country and growing the optioned portion of our land and lot positions to enhance both operational efficiency and returns. The proposed transaction will provide D.R. Horton a unique platform to accelerate this strategy. We’re excited about the strategic opportunity for both companies.

I’ll now turn the call over to Mike Murray, our Chief Operating Officer, who will provide more details about the proposal. Mike?

Michael J. Murray

Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

Thank you, David.

As you saw in our press release and as David just discussed, we are offering to purchase 75% of the outstanding shares of Forestar for $16.25 per share. The remaining 25% or approximately 10.7 million shares that D.R. Horton does not acquire would remain publicly traded, ensuring that Forestar continues to have access to growth capital to support the increasing scale of its business.

Through its operating relationship with D.R. Horton, the future Forestar would have the potential to become a large-scale national land developer. While we are the largest homebuilder in the country with market -leading positions in many of the largest U.S. housing markets, including the number one position in four of the top five

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

markets, we are continually focused on increasing share in our current markets and finding new markets to serve. We are uniquely positioned to accelerate and maximize value from Forestar’s existing communities and to help organically grow their platform into the leading residential land development company in the United States, selling lots to D.R. Horton and other homebuilders.

We have developed a set of reasonable estimates to represent our view of the potential value creation from this proposal. Over a five-year period, we believe this strategic relationship could result in over 10,000 incremental annual lot deliveries with no new significant capital requirements by leveraging existing Forestar assets and people from both companies. We expect this would generate more than $1 billion in additional annual revenue and attractive returns on capital.

As part of our proposal, the future Forestar would be led by Executive Chairman Donald Tomnitz, who served as Chief Executive Officer of D.R. Horton for over 15 years, along with a strong management team that is expected to include Forestar’s current experienced professionals.

D.R. Horton is proposing to acquire a significant 75% ownership position in Forestar to ensure we have the necessary management control to establish the strategic direction and drive the operational execution that would be required to maximize the future value potential of Forestar. We strongly believe that our offer is a clearly superior proposal due to the combination of our higher cash offer per share and the ability for Forestar’s shareholders to retain a 25% ownership position in a company with potential for substantially higher valuation due to enhanced growth prospects resulting from a strategic relationship with D.R. Horton.

Given the opportunity, we look forward to engaging in collaborative discussions with the Forestar board to determine the final terms of the proposed merger, the operational relationship, board structure, and shareholder governance between D.R. Horton and Forestar. We have already drafted a proposed merger agreement, master supply agreement, and shareholder agreement, and believe these could be finalized very quickly.

I’ll now turn the call over to Bill Wheat, our Chief Financial Officer, for some additional commentary on the financial profile of the future Forestar and D.R. Horton’s funding of the proposed transaction. Bill?

Bill W. Wheat

Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

Thank you, Mike.

In the near term following the proposed merger, we expect Forestar to fund its growth across new and existing markets with its cash on hand and by redeploying the capital generated as they sell through their current assets. Forestar has recently been generating cash from the sale of assets unrelated to its residential land development business, and as of March 31, 2017 had a cash balance of $337 million and outstanding debt of $112 million. This is a solid conservative financial profile that the proposed relationship with D.R. Horton would begin to build on to drive additional value.

In the future, we expect that Forestar will be well positioned as a public company to opportunistically raise capital in the public debt and equity markets to help fund its growth and achieve scale.

D.R. Horton is rated investment-grade and has the cash and other immediately available capital to fund the approximately $520 million cash investment. After the close of this proposed transaction, we expect our homebuilding leverage, which is D.R. Horton’s homebuilding debt to total capital, to remain below 30%. And we do not expect this transaction to have an impact on our previously issued fiscal 2017 guidance.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

David?

David V. Auld

President & Chief Executive Officer, D.R. Horton, Inc.

Thank you, Bill.

In conclusion, let me say again that we are excited about a strategic relationship with Forestar and the significant opportunities a merger creates for both of our companies. The $16.25 per share value in our offer is superior to the Forestar’s current merger agreement and allows Forestar to remain a public company, partnered with the largest homebuilder in the United States. This strategic relationship will create significant value for shareholders of both companies and enhance both companies’ operational efficiencies, returns, and growth potential.

Thank you. Jessica?

Jessica Hansen

Vice President of Investor Relations, D.R. Horton, Inc.

This concludes our prepared remarks, and we will now host any questions. If you have additional questions after the call, please e-mail us at investorrelations@drhorton.com. Kevin?

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question today is coming from Bob Wetenhall from RBC Capital Markets. Please proceed with your question.

Robert Wetenhall	Q
Analyst, RBC Capital Markets LLC

Hey, good morning. So the first thing I noticed, DT’s got a very interesting definition of retirement. So it’s clearly a much superior proposal to the Starwood offer, so that’s obviously constructive towards getting a transaction done. I was hoping you could speak to this in the context of the industrial logic of what this does as a platform. Forestar has got 9,000-10,000 lots. That’s like one quarter of deliveries for D.R. Horton. So it’s obviously something not just a land story. It sounds like there is something else here like a platform construct you’re trying to build or use Forestar to evolve into. And maybe you could just flesh that out what kind of platform do you envision this becoming, what kind of corporate governance do you see between the D.R. Horton-Forestar relationship, how should this take shape in one or two years after the transaction closes?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

Thank you, Bob. This is Mike. We are very excited about the platform opportunity, as you put it, within the Forestar program. They currently do have community development assets today. They have a heavy concentration in the State of Texas. We like to build a lot of houses in the State of Texas. We think we could be very constructive with those assets. But more importantly for us, this is about the go-forward relationship between two public companies: Forestar Group going forward and D.R. Horton.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

We see the ability for our very large team of land acquisition professionals across the country, 78 markets in 27 states, that are continually sourcing various deal opportunities to bring those opportunities in, consistent with our strategy of developing relationships with land developers and have other developers take those opportunities on for us, develop a lot, sell a substantial portion of the lots to D.R. Horton as well as selling lots to other builders as well. We would see that we would have a supply agreement between Horton and Forestar as well as providing a committee of the independent directors of the board to make sure they monitor any of the related party transactions. But we’re very excited about Forestar’s future growth potential and prospects as a separate public company able to access the public capital markets to support future growth and scale in the business.

Robert Wetenhall	Q
Analyst, RBC Capital Markets LLC

Thank you. That’s helpful. And, Bill, would you provide a little bit of color? Your initial guidance for 2017 is free cash flow of $300 million to $500 million. This is a relatively small acquisition with strategic potential in the big picture. Can you talk about financing this transaction and the potential how this fits in with the portfolio from the right side of the balance sheet standpoint? How should we think about this? What’s the path going forward? Will this be an accretive acquisition and what does it look like one or two years out from today, what kind of contribution are you anticipating?

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

Certainly, Bob. Certainly today our guidance for our operating cash flow generation from D.R. Horton continues to remain in the $300 million to $500 million range. This will be an investment that we will make and investing use of cash of the approximate $520 million to fund this transaction. We have the cash and immediately available funds available to fund the transaction in order to bring it into the fold here.

As we move forward, we see tremendous growth potential at Forestar. As we mentioned, they have a conservative financial profile as well. They have $337 million of cash on their balance sheet as of the end of March. So they have capital readily available to invest into opportunities for land development within Forestar today. They also have assets that they are selling on an ongoing basis today and generating cash from. That cash can also be redeployed into their business. So they have significant amount of capital that can provide tremendous growth potential for Forestar as they begin to receive projects for land development from D.R. Horton.

And then, certainly from the D.R. Horton shareholder perspective, this will represent a more programmatic significant land development relationship in which – that with a partner that will be very well capitalized. And so from a forward cash flow perspective on the D.R. Horton side, it’s certainly very positive. From a return perspective on the D.R. Horton side, it’s certainly very positive because we will have a well-capitalized partner to be able to hold land and develop and deliver finished lots to us, which certainly has a much higher return profile for us going forward.

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

So we do have a slide that kind of outlines that in our deck. It talks about value creation from the go-forward Horton opportunities, I spoke to that briefly in my remarks. What I’d also like to point out is that we do see benefits to the homebuilding operation with the efficient delivery of lots to the building platform, but we also believe in the lot development business, and we’re making a $0.5 billion cash investment in that program, and we expect t hat to also return to the Horton shareholders as it is. We think we can greatly grow the Forestar platform going forward.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

Operator: Thank you. Our next question is coming from Mark Weintraub from Buckingham Research. Please proceed with your question.

Mark Weintraub	Q
Analyst, The Buckingham Research Group, Inc.

Thank you, two questions. First, I believe you indicated how you can leverage the platform up very substantially and it sounded like you could do that with the existing platform without adding a lot of SG&A, yet at the same time you’re going to be presumably using some of the resources at Horton currently. How would that all get managed from an expensing standpoint? How should one think about the type of expense that we’ll need to create the platform to drive the type of growth that you’ve outlined for Forestar?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

So I think what we’ll see, Mark, is if you look at it from the lifecycle of a given project, in that Horton’s land acquisition professionals are continually in the markets looking for projects that are going to make great communities for our homeowners. As we find those, sometimes we see and they meet our two-year cash return hurdles within our homebuilding balance sheet that we will buy and develop ourselves, sometimes they’re longer than that, and we look for local development partners to take those opportunities over for us. And so we see opportunities for those types of slightly longer duration projects to be great Forestar projects for them to develop the lots and sell them to Horton and potentially other builders.

In addition, there are times when we have fully invested our market inventory allocation. And so when a given division is added to cap, they might see other opportunities that present themselves that otherwise meet the underwriting hurdles, but they’re fully invested. And so we would see this as an opportunity for Forestar to be able to support that business with additional lots in the future.

So in that regard, there’s really not any real incremental SG&A for either party, it’s simply giving Forestar perhaps an early look at some good deals coming in the pipeline. In markets where Forestar does not have a presence today for development execution and it makes sense for them to do a project there, we would see Horton being able to serve as a development manager at market rates to manage the development services, but we would over time encourage Forestar to organically grow their platform in those markets as we’re growing the business alongside the Horton platform. But certainly, the ability to incrementally scale with Horton de-risks from an SG&A perspective that growth, is that they can grow in the markets on a pure variable cost basis versus having to make significant fixed cost SG&A investments growing into a new market.

And then certainly, we would look to synergize as many of sort of the non-core processes and activities that Forestar will continue to do and look to provide some of those services from Horton.

Mark Weintraub	Q
Analyst, The Buckingham Research Group, Inc.

Okay. So it does sound like – and I certainly understand how their synergy is, that’s for sure. At the same point, there will be some sort of allocation process of expense for personnel who are effectively helping both entities?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

There will be for development activities that are – currently there are developers that provide those services today – managers that provide those services. If Horton were to step into and support a Forestar project by managing the development activities, they would be paying a per-a-lot basically fee to support that development.

In terms of the land acquisition folks that are out there across the company that are Horton people today, we would not see there’s any need to allocate cost to the Forestar platform because oftentimes they’re currently signing opportunities that they might be introducing other local developers to. So that’s part of the job today. It’s not really an incremental cost to them. And that’s in addition to Forestar’s acquisition teams sourcing communities and sourcing projects and bringing those forward.

So we’re not looking at the need to immediately gain scale by investing in SG&A, but we do look to grow the Forestar platform over time as the business grows in scale alongside Horton’s national footprint.

Operator: Thank you. Our next question today is coming from Stephen East from Wells Fargo. Please proceed with your question.

Stephen East	Q
Analyst, Wells Fargo Securities LLC

All right. Thank you. Good morning, everybody. David, maybe this is for you. Have you all had discussions yet with Forestar this time around?

David V. Auld	A
President & Chief Executive Officer, D.R. Horton, Inc.

We have not.

Stephen East	Q
Analyst, Wells Fargo Securities LLC

Okay. All right. And just to follow on to that, what do you see today that you didn’t see previously?

David V. Auld	A
President & Chief Executive Officer, D.R. Horton, Inc.

The Forestar management team has done a very good job of getting down to a core business and we were looking at them a year ago, there was a lot of unknown about what they believe they could get done on getting out of the non-core businesses. And I can tell you, when you have uncertainty in that kind of arena, it makes you more conservative in evaluating and valuing the company. But they have exceeded what they said they would do. The company is to me today down to a core operation, well-capitalized, low leveraged and positioned to grow. So they just need what I think we have, which is a national platform and access to land sellers that we have created relationships with over the last 10, 15, 20 years.

Operator: Thank you. Our next question is coming from Alan Ratner from Zelman & Associates. Please proceed with your question.

Alan Ratner	Q
Analyst, Zelman & Associates

Hey, guys. Good morning. So I guess, my question is, why structure it in a way to keep Forestar a public company. I know you mentioned down the road an ability to raise additional capital. But I would guess, if you were

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

to buy in and keep it as kind of a wholly-owned subsidiary, you probably have a lower cost of capital under the Horton brand for now and then if it ultimately grows to be a significant business, I’m sure you can always spin it out down on the road. So just curious why structure it this way. And you mentioned – it sounds like you think there’s an advantage to current Forestar holders, so maybe you can elaborate on that a bit. Thank you.

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

We do. And certainly as we look at our proposal and wanting to make sure we’re bringing a proposal that should bring value to those shareholders, thinking about the future value that we can bring to Forestar and to their shareholders with this relationship is a key part of the proposal, a key part of the value that we believe that Forestar shareholders will need to evaluate. So leaving that 25% outstanding we believe enhances the overall value equation for anyone evaluating the proposal.

Certainly going down the line with the tremendous growth potential, with a tremendous ability for Forestar to scale, having ready access to public capital will certainly be an advantage for them. And we believe with their conservative financial profile today and with a strong relationship to scale that business and become more profitable down the line in relationship with D.R. Horton, certainly expect their credit profile to continue to be enhanced down the line and their cost of capital over time to decline from where it may have been in the past as well. So we believe it’s a very good structure for creating value for those shareholders and then continuing to provide a consistent capital avenue for them as a public company.

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

Alan, we look at the growth opportunities in front of Forestar just on our appetite – continued appetite for lots and communities. Our growth in our home closings this year is probably more than double their total lot deliveries in the past year. So we see a great opportunity for them to step in and supply some of that current appetite we have as well as our future growth expectations.

Alan Ratner	Q
Analyst, Zelman & Associates

Got it, I appreciate that. And the second question, I might have missed it, so I apologize. But assuming this moves forward, are there any plans to make a transfer of land into Forestar, effectively sell some of your more raw land or some land that requires additional development to Forestar out of the gate, or is that not in the plans right now?

David V. Auld	A
President & Chief Executive Officer, D.R. Horton, Inc.

Absolutely no plans to pursue anything like that. We want this to be a very clean, very transparent, no smoke-and-mirror program.

Operator: Thank you. Our next question is coming from Carl Reichardt from BTIG. Please proceed with your question.

Carl E. Reichardt	Q
Analyst, BTIG LLC

Good morning, guys. Alan just asked my question, but I did want to ask if you’ve had any historic relationship with Forestar in terms of optioning lots from them from their current platform.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

It has been a while, but we have bought lots over the years from Forestar, but we don’t have any current significant relationships with them in projects.

Carl E. Reichardt	Q
Analyst, BTIG LLC

Okay, thank you.

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

You bet.

Operator: Thank you. Our next question today is coming from Mike Dahl from Barclays. Please proceed with your question.

Michael Dahl	Q
Analyst, Barclays Capital, Inc.

Hi, thanks for taking my questions. My first question, just on the follow-up to some of the discussions you had with Forestar last year, I’m curious as you’ve structured some of the proposed things like the supply agreement in particular, if that’s something where you actually made it to that part of the discussions last time around last year, and just any color you could give us on whether or not that’s something that you have history knowing that that’s something they view favorably.

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

Yeah. Thanks, Mike. As far as any prior discussions or the nature of those discussions, today we’re not going to comment about any details of any prior discussions. We’re focused on our current offer, which we believe brings significant value to the Forestar shareholders. And we’ve certainly fleshed out what we believe to be a mutually beneficial relationship and master supply agreement, business relationship with Forestar going forward.

David V. Auld	A
President & Chief Executive Officer, D.R. Horton, Inc.

Hey, Mike, I’d just reiterate. Those guys did a great job with the transition. And if you look at the company a year ago and you look at the company today, you’re talking about apples and oranges.

Michael Dahl	Q
Analyst, Barclays Capital, Inc.

Got it, okay. My second question, I guess just thinking about this strategically, I know you talked about it as an avenue to enhance your ability to option land going forward, and I can see that mechanically having the two separate entities. But for all intents and purposes, you will be the owner of Forestar, and my understanding would be 75%, you’d ultimately consolidate all the operations onto your own books. So I guess can you help us understand the accounting of how some of that investment would work, if that’s indeed the case that it would be consolidated? Because then I think it would be at least – it will be a little less clear optically where the benefits would come as far as the returns.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

Certainly, yes, this would be a business acquisition for accounting purposes, so it would be consolidated on our balance sheet. The assets and liabilities would be stated at their values on our balance sheet. There would be a minority interest of the 25% on our balance sheet as well. To the extent that there are transactions, related party transactions between D.R. Horton and Forestar, there would certainly need to be eliminations – profit eliminations related to those transactions as well. But certainly those transactions would certainly be summarized, disclosed in our financials, so there would be as clear and transparent information available regarding the economics of those transactions.

Certainly, from the ability to improve returns and generate returns on both sides of the business, we will certainly strive to ensure that all the information is available to investors of both companies to ensure that they can fully evaluate the economics of the transactions.

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

While it will be consolidated for financial statement purposes, Mike, it is a separately capitalized public company that gives us a platform to grow and scale a land development business that if it were to be wholly-owned today, at some point might have to go through an IPO or some other process like that, which there is a lot of transactional risk or something like that, we see this as potentially getting that done ahead of time, as it grows its capital need.

Operator: Thank you. Our next question today is coming from Stephen Kim from Evercore ISI. Please proceed with your question.

Stephen Kim	Q
Analyst, Evercore ISI

Great, thanks very much, guys. I guess I’m trying to frame the upside that Forestar brings over and above what you all were poised to do anyway. So obviously, it’s been a lot of time and planning in putting together this proposal. And I think on slide 9, you talked about eight projects that you are looking to bring to Forestar within the first year. And so I guess, I’m trying to understand, can you frame for us what you would do with Forestar having come along or Forestar doesn’t agree? It looks like you’ve got a bunch of plan sort of ready to go. What would you do if Forestar doesn’t materialize? Would you bring in land bankers? What’s your plan B on all the steps that you’ve been preparing here?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

Thank you, Steve. What we would look at is, is continue to do what we’re doing today, and that’s working market-by-market with various individual development partners across the country to look at these sorts of deals, and some of these deals currently would meet our underwriting hurdles and requirements. For the builder balance sheet, it just maybe a situation where this extends a division’s inventory cap and they’d rather buy the lots finished than they would to develop themselves.

Jessica Hansen	A
Vice President of Investor Relations, D.R. Horton, Inc.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

This really just, Steve, accelerate our strategy, so if it doesn’t get done, we still feel very comfortable with our current lot position and our ability to continue to option lots with land developers, but we do believe if we’re able to get this deal done, it would accelerate the strategy that we’ve been talking to you all about for the last couple of years.

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

Right. Steve, we will continue to work with local developers extensively. I mean, looking at, we think we have a very exciting opportunity for Forestar platform to grow it, to over 10,000 lots in five years, but if you look at where D.R. Horton, we probably expect to be five years from now and the number of lots that’s going to require to support that growth, there’s a lot of opportunity for a lot of people to develop lots for D.R. Horton.

Stephen Kim	Q
Analyst, Evercore ISI

Yeah, no doubt, no doubt. A broader question, I guess touching on an earlier question that somebody asked about the fact that the fact that you will be essentially owning Forestar with these two to five-year land horizon type projects. In the last cycle and the buildup to the last cycle, as I recall, DT actually would frequently say that the tombstones of many builders in the past said long and wrong, and obviously, I think that resonates with a lot of people today.

Can you help us understand how Forestar by having this relationship with Horton, whenever the next downturn comes, if your plans come to fruition over the next several years and Forestar is materially larger entity and owns a significant amount of land assets, how the relationship with Horton would change its ability and enhance its ability to be more nimble in the next downturn whereas it may not without D.R. Horton’s relationship?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

A couple of things. I think having all of a sudden lived through a very catastrophic downturn in the industry, we all appreciate the conservative leverage position that companies need to enjoy that are in this business.

Combined with the fact that, they will be having a strategic alignment with the largest and arguably the strongest homebuilding in the country that even in the depths of the last downturn we were starting houses and we were buying lots throughout the process every month, which every house, every month, we were acquiring lots and moving through communities and making money and it was not what it was, and thankfully, we are far larger today than we were then. But we’re continuing through those three trough years to build homes and we will continue to do so.

Our job as the homebuilder is to be able to buy lots at market rate lots and make the best returns in the industry off of those market rate lots operating our platform with our people across the country, that’s our job as the homebuilder. Forestar would be a lot supplier to that, aligned with that lot supplier, and able to take advantage of that relationship.

Operator: Thank you. Our next question today is coming from Mark Weintraub from Buckingham Research. Please proceed with your question.

Mark Weintraub	Q
Analyst, The Buckingham Research Group, Inc.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

Thank you. You explained on the land purchases, how the relationship would work. And when it comes to selling lots, how would the experience with Forestar perhaps be different than with your own existing land acquisition and development teams or would it be quite similar?

David V. Auld	A
President & Chief Executive Officer, D.R. Horton, Inc.

Quite similar. I mean, the relationship between Forestar and D.R. Horton is going to be a market -based relationship. We’re going to incentivize the Forestar guys to make money. We incentivize our Horton guys to make money. It’s going to be a negotiation.

Mark Weintraub	Q
Analyst, The Buckingham Research Group, Inc.

Okay.

Jessica Hansen	A
Vice President of Investor Relations, D.R. Horton, Inc.
Make money and generate acceptable returns.

Mark Weintraub	Q
Analyst, The Buckingham Research Group, Inc.

Great. And lastly, one question on the – so you start up with the 75% stake, is that something that as Forestar becomes quite successful that it would likely decrease over time or you keep at 75% or yet to be decided?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

I think that’s yet to be decided. We are focused on buying today, not selling anything. So we’d like to focus on this opportunity we have in front of us and get this deal done. And then, before we do anything else beyond that, we’ve got to create value, build value, enhance the platform, that’s what we’re excited about today. Thanks, Mark.

Operator: Thank you. Our next question today is coming from Nishu Sood from Deutsche Bank. Please proceed with your question.

Nishu Sood	Q
Analyst, Deutsche Bank Securities, Inc.

Good morning. Thanks for taking my question. I wanted to ask about the types of deals that D.R. Horton would be sourcing into Forestar. And in particular, I’m just thinking about this on slide 11 where the deals that would be presented to Forestar if there is a failure to agreement on terms and Horton would retain the opportunity.

Now, the current sort of deals that Forestar is pursuing wouldn’t fit the profile of what you folks have been keeping on balance sheet today. So what kinds of deals are we talking about that Horton would want to retain the opportunity? And will this change with sorts of deals that Forestar is pursuing, or how will the source deals from D.R. Horton shape Forestar going forward?

David V. Auld	A
President & Chief Executive Officer, D.R. Horton, Inc.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

I think what you’re going to see at Forestar is access to a lot more deals than they have seen in the past. Our acquisition teams across country are biased slightly, granted, but in my opinion, by far the best in the industry. And we don’t do every deal we see out there. We pass on a lot of good deals because of capital constraints, cap where we have a sentiment we’ll invest in a market.

And so there are going to be lots and lots of deals out there. And Forestar is going to be able to evaluate them, underwrite them and buy them if they choose to. If there is a difference of opinion about the value of the deal and Forestar opts not to do the deal, then if it’s a deal that a division wants to do, then, we’ll put it on our books and do it.

I mean, our goal is to create a national platform with a very efficient capital structure, that’s going to be around for many, many, many years, because if you look at what’s happening in the market today, there are just not enough lots to being put on the ground, and this is just one more vehicle to help us put lots on the ground in an efficient low risk way.

Nishu Sood	Q
Analyst, Deutsche Bank Securities, Inc.

Got it. So the projections you lay out – just kind of keep you on this track, the projections you lay out on slide 9, $1.2 billion in revenues, potentially from the deals that D.R. Horton is sourcing, that dwarfs the land sales that Forestar has ever achieved. So this entity would end up becoming essentially an in-house – by these projections, would end up becoming essentially an in-house development vehicle.

So I guess asking you a little bit differently, like, what is that – is that the long-term vision here, because I mean it would still be only 75% owned, I mean, clearly 25% will give some visibility and access to capital markets as you’ve talked about. But is that interpretation correct, or do you see Forestar’s in-house capabilities growing as well and doing a lot of independent deals such that the ratio wouldn’t change how much is D.R. Horton and how much is outside?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

I think you would see that that so-called Forestar sourced deal increase. We didn’t try to put any pencil to paper on that. But I do believe, as David said before, we’re going to be incentivizing the Forestar team and their compensation plans to make money for Forestar, create good returns for the Forestar shareholders, of which D.R. Horton is a very significant and interested shareholder. And at the same time, all the D.R. Horton team members that are out there today are very incentivized to create good returns for the capital that they are stewards of.

So we are very focused on both of that, and so I do think we will see the Forestar platform grow in deals that are not necessarily Horton sourced down the road as their teams continue to develop.

Operator: Thank you. Our next question is coming from Michael Rehaut from JPMorgan. Please proceed with your question.

Michael Jason Rehaut	Q
Analyst, JPMorgan Securities LLC
Hi, thanks. Good morning, everyone.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

Good morning.

Jessica Hansen	A
Vice President of Investor Relations, D.R. Horton, Inc.

Good morning.

Michael Jason Rehaut	Q
Analyst, JPMorgan Securities LLC

First question, just on some of the go-forward nature, if this transaction is completed in your favor, I just wanted to understand. And I apologize that this wasn’t – I’m not in front of the slides, I’m calling in. But in terms of the go-forward relationship in terms of the – now this new access to land that you would have through Forestar, would there be some type of first right of refusal that D.R. Horton would enjoy across Forestar’s portfolio?

And also in terms of the portfolio itself with Horton being majority owner, you mentioned before that Forestar whittled down and sold some of the non-core assets, and even currently is a mixed-use property developer to a degree. Would you guys be shifting Forestar’s focus to be predominantly residential oriented, or would they be able to continue to pursue more mixed-use deals with multiple end markets? So sorry for the two parts there, two separate questions.

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

I’ll take the latter part first. They have done some mixed-use developments as part of some larger residential developments. There have been components of that to it. Again, Mike, that’s a deal by deal situation. As those things present and make sense, they would certainly be able to do that. But the primary focus for the opportunities we’ll be presenting to Forestar will be largely residential in focus to support the homebuilding business and where we see a void in lot development occurring across the country right now.

And then with regards to any kind of a ROFR or special rights on Forestar’s existing portfolio of lots, no, we don’t envision that at all. If it makes sense for Horton can add value to a given community in evaluating it today to operate it for a better return in the short term, certainly we would look at that and explore that. But today, there’s a program in place, and Forestar’s community development teams have generated customer relationships and relationships with other builders in creating communities where people want to live, and we want to see that continue.

Michael Jason Rehaut	Q
Analyst, JPMorgan Securities LLC

So just along those lines, Mike, if the relationship that Forestar has in selling the lots of its own existing communities, if those mechanics don’t change, how does this enhance Horton’s access to lots over the near to medium term? Is it just that you have a better visibility into the pipeline, because I assume that – if Forestar isn’t changing how they sell the lots, how would that change your access to those lots or enhance any type of land relationship that you previously had?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

So we have over several hundred folks on our team that are primarily focused on finding new land opportunities to create communities for D.R. Horton. We see a lot of opportunities that are a little bit outside of our time duration that we would like to do, but we have some underwriting guidelines that we’re not going to do those. And so we would be presenting those opportunities to Forestar, still very good development opportunities that Forestar as a closely aligned yet separate company would be able to pursue those opportunities, put those lots on the ground. And we would expect Horton would be the logical buyer for the large majority of all those lots in those communities that we would source to them. We just have a lot more people out looking for lots for a much greater lot user in Horton.

David V. Auld	A
President & Chief Executive Officer, D.R. Horton, Inc.

And our people have been entrenched in those markets for multiple years and have relationships with the sellers that Forestar just couldn’t duplicate. So the opportunity for growth is new deals being sourced in our existing markets, that our return profile that is favorable if Forestar puts them on the ground for us.

Operator: Thank you. Our next question is coming from Jack Micenko from SIG. Please proceed with your question.

Jack Micenko	Q
Analyst, Susquehanna Financial Group LLLP

Hey, good morning. I wanted to understand the step-up a little more. If my math is right, it looks like you’re paying – or not paying – rather, offering or valuing Forestar at about $28,000 a lot say ex-cash. And your 2021-2022 on slide 9 is putting a lot top line at about $78,000 a lot, so I’m trying to figure out. Is that a function of Forestar having a lot of unfinished land, or is there something in transition here that I’m missing, or is my math wrong? I’m just trying to think about what you think you’re potentially bidding for and the step-up from valuation today till out two years or three years.

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

Right. Jack, the land that Forestar currently has is not reflected in these projections. These projections are simply net new deals that D.R. Horton would be bringing to Forestar. So they represent deals – representative deals that we have, either currently owned or controlled, and those are current market prices there that are represented and extrapolated into future years. The current lot portfolio that Forestar has would be essentially worked through and gone over the next few years.

Jack Micenko	Q
Analyst, Susquehanna Financial Group LLLP

Okay. And then, on the last slide or second to the last slide, I think you put out a $3 billion land spend number this year. Is the $500 million and change from this proposal in that $3 billion?

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

No, no.
Jack Micenko	Q
Analyst, Susquehanna Financial Group LLLP

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

Okay, thank you.
Operator: Thank you. Our next question today is coming from Jay McCanless from Wedbush. Please proceed with your question.
Jay McCanless	Q
Analyst, Wedbush Securities, Inc.

Hey. Good morning, everyone.
Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

Good morning.
Jay McCanless	Q
Analyst, Wedbush Securities, Inc.

Just wanted to clarify, since this is going to be treated as an acquisition for GAAP, are you guys going to have to write-up the fair market value of the acquired lots from Forestar and will that weigh maybe on those gross margins at least in the first year or so?

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

We will write all the assets to fair value. We have not had the detailed access to look at individual project data as of yet to make any evaluation as to what the net results of that write-up would be, but yes, we will have to write those assets to current fair values.

Jay McCanless	Q
Analyst, Wedbush Securities, Inc.

Okay. All right. Thank you for clarifying that. The other question I had is just on non-core assets. I think they have some mineral rights and some timberland. How far longer are they in the process of selling those and how long if you’re bit a successful, how long do you expect the rest of that to take?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

They’ve made a lot of progress on that as is disclosed in their filings, and I think in reading the tea leaves in those filings, I think they expect to have those pretty well taken care of within the next 12 months.

Jay McCanless	Q
Analyst, Wedbush Securities, Inc.
Okay, great. Thank you.

Operator: Thank you. Our next question today is coming from James Finnerty from Citi. Please proceed with your question. Perhaps, the phone is on mute.

James P. Finnerty	Q
Analyst, Citigroup Global Markets, Inc.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

Hi, sorry about that. Yeah. A question on the credit side. In terms of FOR’s current debt and future debt, would Horton guarantee that debt or would there be no guarantee?

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

No, these are separate public companies, separately capitalized, they would be no guarantee from Horton to any of the Forestar debt. The primary portion of their public debt today are convertible notes. And then there’s a little bit left from a prior senior note issue out there, but it’s fairly limited conservative debt profile right now.

James P. Finnerty	Q
Analyst, Citigroup Global Markets, Inc.

Okay. And just with regard to the proposed transaction, was this run by the rating agencies ahead of announcing just curious?

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

No, not ahead of announcing. We certainly informed them and made them aware of it and we’ll be having conservations with them about it, but as I’ve stated earlier, D.R. Horton has the cash and readily available capital to fund the transaction. Our leverage will remain below 30% and we believe that Forestar has a conservative financial profile as well. So two companies that are very conservatively structured, very well prepared for future growth together.

Operator: Thank you. Your next question today is coming from Will Randow from Citigroup. Please proceed with your question.

Will Randow	Q
Analyst, Citigroup Global Markets, Inc.

Hey, good morning and thank you for taking my questions. I guess, can you get any more specific on earnings accretion, as well as what makes it feel like you are the most credible buyer for the asset, I mean you might be going head-to-head with folks in the real estate business who might be a bit more aggressive?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

Well, one of the things that makes us a very credible buyer is that we’re a significant end user of the finished product of the Forestar company and, in fact, nobody buys more finished lots from the country than we do and has an appetite and the state of desire to continue to acquire finished lots and increase our purchasing levels of that.

Jessica Hansen	A
Vice President of Investor Relations, D.R. Horton, Inc.

And we would, of course, expect the transaction if we’re able to move forward to be accretive, but it’s way too early for us to say what that would look like.

Will Randow	Q
Analyst, Citigroup Global Markets, Inc.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

Okay. And then, I mean you guys already have numerous oil rights across the country. Do you have a strategy for kind of consolidating oil rates overall? And you’ve been land short for the past cycle and the cycle before was change in your mind in terms of being a bit more land long?

Michael J. Murray	A
Chief Operating Officer & Executive Vice President, D.R. Horton, Inc.

So two questions. I think the first one, what’s one of the things that David mentioned that the Forestar team has done a great job of is disposing of non-core assets and they had identified their oil and gas operating interest as non-core. So that’s – they’ve already taken care of the disposition of those assets.

With regard to a change in the outlook of a land business, whether going land long, we don’t view this as a land long transaction, we view this as making investment in a lot development company that we can grow a platform of as a business of producing lots on a real-time basis for the homebuilding company. It’s a different manufacturing input to the homebuilder, but to create that same discipline in manufacturing mindset within the land and lot development business like we’ve done in the homebuilding business.

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

And in terms of the land that we’re buying today or that’s part of Forestar’s balance sheet today, it’s a little less than 10,000 lots which we’re purchasing, probably more than 10,000 lots each quarter in our business. So it certainly supplements that pipeline potentially to the extent that any of those deals we would work with them on down the line, but it’s not a significant move in our land position at all.

Operator: Thank you. Our next question today is coming from Jade Rahmani from KBW. Please proceed with your question.

Jade Rahmani	Q
Analyst, Keefe, Bruyette & Woods, Inc.

Thanks very much. Good morning. Can you comment on what the anticipated ROI on the investment would be? For example, looking at your today 2023 projections for lot operating profit, it would imply I think around the 13% ROE, is that consistent with how you’ve underwritten the transaction?

Bill W. Wheat	A
Chief Financial Officer & Executive Vice President, D.R. Horton, Inc.

We certainly do look to see returns in that business that are certainly in the high-teens range. And in today’s marketplace, I mean, what we’ve seen in the market returns for land developers, lot developers delivering to builders are fairly similar to where homebuilders are today that can vary at different times in the market and in the cycle, but today, that’s certainly our expectation.

Jade Rahmani	Q
Analyst, Keefe, Bruyette & Woods, Inc.

And the other land development companies across your markets where if this transaction for whatever reason doesn’t work out, you could enter into similar transactions or perhaps joint ventures.

David V. Auld	A
President & Chief Executive Officer, D.R. Horton, Inc.

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D.R. Horton, Inc. (DHI)	Corrected Transcript
Acquisition of Forestar Group Inc. by D.R. Horton Inc. Call	05-Jun-2017

We do that every day on a much smaller scale with individuals and smaller companies. What we’re trying to do with Forestar is to create a national platform that is a very efficient way to drive capital to the development business. It’s something that is restricted today. Banks are not lending money like they used to. Having a public vehicle that can efficiently raise capital to support that business, I think, is going to be good for the entire industry. It’s certainly going to be good for D.R. Horton.

Operator: Thank you, ladies and gentlemen. As the market is open, that does conclude today’s question-and-answer session. I will turn the floor back over to management for any further or closing comments.

David V. Auld

President & Chief Executive Officer, D.R. Horton, Inc.

Thank you, Kevin. We appreciate everyone’s time on the call today and look forward to beginning conversations with the Forestar board and we will update you on our progress as appropriate. We encourage you to use investorrelations@drhorton.com to reach out to us with any feedback or questions.

Thank you again and have a great day.

Operator: Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day. We thank you for your participation today.

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Forward-Looking Statements

Portions of this filing may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Although the Company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to the Company on the date this filing was issued. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements in this filing include the Company’s merger proposal to Forestar and all of the terms and statements related to the proposal.

Additional Information

In connection with the possible completion of the Company’s proposed transaction with Forestar, it is expected that the parties would cause the filing with the SEC of a registration statement on Form S-4 that would include a proxy statement/prospectus to be distributed to Forestar stockholders. SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, proxy statement/prospectus and other relevant documents will be available at no cost at the SEC’s website at http://www.sec.gov and on the Company’s website at investor.drhorton.com. Copies may also be obtained at no cost by contacting the Company’s Investor Relations department by telephone at (817) 390-8200 or by email at InvestorRelations@drhorton.com.

The Company and its directors and certain of its executive officers may be deemed to be participants in any solicitation in connection with the proposed transaction with Forestar. Information regarding the Company’s directors and executive officers is available in the Company’s proxy statement for the 2017 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2016. Other information regarding the Company participants in any proxy solicitation in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. As of the date hereof, the Company participants do not own any securities of Forestar.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.